UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2015

Golar LNG Partners LP
(Translation of registrant’s name into English)

2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2015

Highlights

•	Golar LNG Partners LP reports net income attributable to unit holders of $41.0 million and operating income of $62.3 million for the second quarter of 2015.

•	Generated distributable cash flow of $41.4 million for the second quarter with a coverage ratio of 1.07.

•	Strong operational performance with 100% availability of the fleet for scheduled operations and 94% availability taking account of the Golar Freeze drydock.

•	Successful placement of a $150 million bond in the Norwegian bond market.

•	Repaid $120 million of the $220 million Golar Eskimo vendor financing together with a maturing $20 million revolving facility also provided by Golar LNG Limited.

•	Executed a $180 million refinancing facility in respect of the Golar Maria and Golar Freeze.

Financial Results Overview
Golar LNG Partners L.P. ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $41.0 million and operating income of $62.3 million for the second quarter of 2015 ("the second quarter or 2Q"), as compared to net income attributable to unit holders of $31.3 million and operating income of $58.7 million for the first quarter of 2015 ("the first quarter or 1Q") and net income attributable to unit holders of $37.8 million and operating income of $62.1 million for the second quarter of 2014.
Second quarter operating income was in line with the same period in 2014. Additional revenue in respect of the Golar Eskimo, which was acquired on January 20, 2015, was offset by reduced earnings from the Golar Freeze as a result of its drydock during the quarter, a full quarter of reduced earnings for the Golar Grand given its new contract rate and associated ownership and operating costs in respect of the Golar Eskimo FSRU. Second quarter 2015 revenue increased by $4.1 million over 2Q 2014 and includes an additional $12.4 million hire in respect of the Golar Eskimo. This was offset in part by a reduction in revenue due to the drydock of the Golar Freeze equivalent to $6.7 million and a $2.1 million revenue reduction in respect of the Golar Grand which was returned at the end of its contract by BG Group in mid-February and re-chartered to Golar LNG Limited (“Golar”) at a lower rate. Vessel operating expenses, voyage and commission costs, administration expenses and depreciation and amortisation increased by a collective $4.0 million compared to the same period in 2014 primarily reflecting the additional ownership and operating costs of the Golar Eskimo. Despite additional debt servicing costs on financing of the Golar Eskimo, second quarter 2015 net financial expenses were $3.8 million lower than 2Q 2014. The reduction is predominantly reflective of a $6.0 million non-cash mark-to-market valuation gain on interest rate swaps compared to a $3.3 million loss in 2014. Taxes in respect of 2Q 2015 were $0.8 million higher than the same period in 2014 when a credit to tax expense resulting from a year-to-date reassessment of current tax estimates was recognised.

An increase in revenue net of voyage expenses from $98.5 million in the first quarter to $103.6 million in the second quarter reflects a number of factors. An additional $8.6 million was recognised in respect of the Golar Igloo which was on charter for all of the second quarter, whereas two of its scheduled three months downtime occurred during the first quarter. The Golar Eskimo was also receiving revenue for all of the second quarter compared to 71 days hire received in respect of the first quarter. This resulted in an additional $2.8 million of revenue being recognised in 2Q. Offsetting these was a $6.9 million reduction in revenue from the Golar Freeze which commenced its scheduled drydock during 2Q resulting in 51 days of offhire and a $1.2 million reduction in hire from the LNG carrier Golar Grand which spent part of 1Q on hire to BG Group at a higher rate. The majority of the remaining $1.8 million increase in revenue reflects the longer quarter (91 days versus 90 days).
Vessel operating expenses at $17.2 million were $1.6 million higher than the first quarter cost of $15.6 million. This was mainly due to higher essential repair expenditures across the fleet and higher Golar Freeze non-drydock related repairs in particular. It also reflects a full quarter of operations in respect of the Golar Eskimo which operated for 71 of the 90 days in the first quarter. Administration expenses at $1.5 million were in line with the prior quarter.
Net interest expense at $13.8 million for the second quarter was $1.3 million higher than the first quarter due to a full quarters interest on a $162.8 million debt facility and a $220.0 million vendor loan from Golar, which together financed the acquisition of the Golar Eskimo on January 20. On May 12, Golar Partners issued a USD 150 million bond in the Norwegian bond market, the majority of the proceeds of which were subsequently used to repay existing debt facilities. Other financial items for the second quarter were a loss of $1.5 million compared to a $10.4 million loss in the first quarter. This included non-cash mark-to-market valuation gains on interest rate swaps of $6.0 million in the second quarter as a result of an increase in 3-year and 5-year interest swap rates by 14bps and 26bps respectively. This compares to a $5.9 million loss in the first quarter.
The Partnership's Distributable Cash Flow1 for the second quarter was $41.4 million as compared to $40.7 million in the first quarter and the coverage ratio was 1.07 as compared to 1.06 for the first quarter. The coverage ratio was negatively impacted in the first quarter by 2 months of scheduled downtime for the Golar Igloo and in the second quarter by 51 days offhire for the Golar Freeze scheduled drydock.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Corporate and other matters

Our General Partner, Golar, announced on August 4, 2015 a unit purchase program of up to $25 million worth of Golar Partners outstanding units over the subsequent 12 months. To date, Golar has purchased 167,000 shares in open market transactions increasing its stake in the Partnership to 30.3% inclusive of its General Partner stake.
On July 27, 2015, Golar Partners declared a distribution for the second quarter of $0.5775 per unit. The second quarter dividend was paid on August 14, 2015 on total units of 62,870,335.
Operational Review
The fleet performed well during the quarter with 100% utilisation of all vessels except for the Golar Freeze which incurred 51 days offhire as a result of its scheduled drydock, which was longer than the anticipated 30-40 days offhire. Golar Freeze recommenced operations in Dubai on July 4 and will therefore report 3 further days offhire in 3Q. The Golar Grand represents the only remaining vessel in the fleet scheduled to be dry-docked before year end. The exact timing of the Golar Grand drydock will however depend on the vessels planned operations and may be postponed into 2016.
FSRU Golar Eskimo arrived off Aqaba on May 25, issued a notice of readiness, commenced its charter on June 24 and went on to complete it’s commissioning for the Hashemite Kingdom of Jordan without issue on July 12. Since commencement, the FSRU has since been producing at close to peak capacity and with 100% availability.
Financing and Liquidity
As of June 30, 2015, the Partnership had cash and cash equivalents of $59.5 million and undrawn revolving credit facilities of $80 million. Total debt and capital lease obligations net of total cash balances was $1,305.4 million as of June 30, 2015.
Based on the above net debt amount and annualized2 second quarter 2015 adjusted EBITDA3, Golar Partners debt to adjusted EBITDA multiple was 3.8.
On May 11, 2015 the Partnership launched a USD 150 million five year non-amortising bond in the Norwegian bond market. The oversubscribed issue successfully priced at LIBOR plus 4.4%. Golar Partners intends to list the bond in the Norwegian market. Golar Partners subsequently entered into interest rate swaps to hedge the aggregate principal of the bond such that the all-in interest cost for the $150 million is 6.275%. The majority of the proceeds were used to repay existing debt; $120 million was applied against the vendor financing provided in connection with the acquisition of the Golar Eskimo and a further $20 million was used to extinguish a maturing $20 million revolving facility, also provided by Golar.
On June 16, the Partnership executed a $180 million facility comprised of a $150 million term loan and a $30 million revolving credit facility. The facility was used to repay $133.4 million of long term debt that matured in 2015. Secured against the Golar Maria LNG carrier and Golar Freeze FSRU, the facility has a tenor of 36-months, the $150 million term loan will be repaid in 12 quarterly instalments plus a balloon payment of $114 million at maturity and the facility carries interest at LIBOR plus a margin of up to 195bps.
Golar Partners expects to refinance the remaining $100 million Golar Eskimo vendor loan and the Golar Maria/Freeze facility ahead of their maturities in January 2017 and June 2018.

As of June 30, 2015, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,218.0 million (including swaps with a notional value of $377.2 million in connection with the Partnership's bonds but excluding $100 million of forward starting swaps) representing approximately 93% of net debt. In addition to the Bond swaps, a new $100 million 7-year swap was also entered into and a $55 million swap matured during the quarter. The average fixed interest rate of swaps related to bank debt is approximately 2.14% with average maturity of approximately 3.2 years as of June 30, 2015.
As of June 30, 2015, the Partnership had outstanding bank debt of $970.6 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.32%, a Norwegian Krone (NOK) bond of $165.5 million with a fixed rate of 6.485% and a $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%. The Partnership has a currency swap to hedge the NOK exposure for the Norwegian Krone bond. As the US dollar has depreciated against the NOK during the quarter, the value of this bond in USD terms has increased whilst the swap liability has fallen. The total swap liability as at June 30, 2015, which also includes an interest rate swap element, was $68.4 million. The Partnership also has a $100 million vendor loan from Golar entered into in connection with the acquisition of the Golar Eskimo. The vendor loan has a tenor of 2 years and an average interest rate of LIBOR plus 2.84%

2Annualized means the figure for the quarter multiplied by 4.
3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Outlook

Operating earnings and distributable cash flow coverage ratio are expected to improve in the third quarter as a result of improved fleet utilization. The second quarter was negatively impacted by 51 days offhire for the Golar Freeze due to its drydock. There are no drydocks planned for the third quarter and the only other planned drydock for 2015 is the Golar Grand, although this may be postponed until 2016.
Following the acquisition of the Golar Eskimo, Golar Partners has a total revenue backlog of $2.5 billion with an average remaining contract term of 5.5 years, as at June 30, 2015.
Golar Partners distributions have increased 8% for the full year 2014 and 3% for 2015. Further growth via acquisitions will most likely come from vessels within Golar’s fleet of 11 modern LNG carriers and 2 newbuild FSRU’s that get contracted on a long-term basis in the coming years. Currently the most likely first of these is a potential long-term contract for the Golar Tundra FSRU commencing in 2016. Golar’s Ghana FSRU project has made slow progress; Golar is therefore simultaneously pursuing alternative projects. The recent setback in the unit price is however a limiting factor with respect to Golar Partners current ability to grow accretively.
The demand for FSRUs remains strong in an environment of increasing LNG supply and lower LNG prices. Given Golar’s recent order of a newbuild FSRU delivering in 2017 plus options for 2 further FSRU’s and the level of FSRU enquiry and ongoing discussions, Golar Partners also believes that there will be significant further FSRU growth opportunities through the balance of the decade.
In 2017 and moving forward from then, Golar Partners views Golar’s GoFLNG projects as attractive growth opportunities. Golar’s first project in Cameroon is expected to receive formal approval by the end of September 2015. Golar has recently announced that it has entered into an agreement for its third GoFLNG vessel with Keppel and Black & Veatch. Golar Partners therefore sees Golar’s GoFLNG liquefaction projects as an extremely interesting growth prospect given the high margin and long-term nature of these assets.
With first class operations, a solid revenue backlog, a diversified asset portfolio and a strong balance sheet, the Partnership is strategically well positioned. The current weakness in the MLP market and the expected negative future growth in US oil production have focussed investor attention on MLP’s ability to generate stable distributable cash flow. The business model of Golar Partners is not linked to increased US oil production. The Company’s distribution is well protected with an average coverage ratio of 1.22 over the last two years. In Comparison to many US oil focused MLP’s, who will be influenced by negative growth in shale production, Golar Partners is in the same period operating in the global LNG market which is expected to grow by 7-10% per annum.
The Board is confident that Golar Partners has as of today a sustainable dividend with the potential to increase earnings and distributions to its unitholders over the coming years through growth particularly linked to the acquisition of FLNG and FSRU assets.

August 26, 2015
Golar LNG Partners L.P.
Hamilton, Bermuda

Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo - Chief Finance Officer
Graham Robjohns - Chief Executive Officer

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2015	2014	2015	2015	2014
	Apr-Jun	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
(in thousands)

Time charter revenues	91,010	101,587	89,556	180,566	189,277
Time charter revenues from related parties (1)	14,705	—	10,290	24,995	—
Total operating revenues	$105,715	$101,587	$99,846	$205,561	$189,277
Vessel operating expenses	17,214	16,697	15,646	32,860	30,328
Voyage and commission expenses	2,160	1,534	1,311	3,471	2,723
Administrative expenses	1,496	1,337	1,545	3,041	2,786
Depreciation and amortization	22,574	19,895	22,600	45,174	37,543
Total operating expenses	43,444	39,463	41,102	84,546	73,380

Operating income	62,271	62,124	58,744	121,015	115,897

Financial (expenses) income
Interest income	296	277	265	561	577
Interest expense	(14,080)	(11,291)	(12,734)	(26,814)	(21,172)
Other financial items	(1,468)	(7,995)	(10,370)	(11,838)	(14,199)
Net financial expenses	(15,252)	(19,009)	(22,839)	(38,091)	(34,794)

Income before tax	47,019	43,115	35,905	82,924	81,103
Tax	(3,417)	(2,588)	(2,168)	(5,585)	(5,392)

Net income	43,602	40,527	33,737	77,339	75,711
Less: Net income attributable to non-controlling interests	(2,574)	(2,766)	(2,479)	(5,053)	(5,209)

Net income attributable to Golar LNG Partners LP Owners	$41,028	$37,761	$31,258	$72,286	$70,502

Weighted average units outstanding (in thousands of units):
Common units	45,663	45,663	45,663	45,663	45,663
Subordinated units	15,949	15,949	15,949	15,949	15,949
General partner units	1,257	1,257	1,257	1,257	1,257

(1)Revenues from related parties relate to the charter of the Golar Eskimo and the Golar Grand to Golar.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

	At June 30,	At December 31,
	2015	2014
(in thousands)	Unaudited	Audited

ASSETS
Short-term
Cash and cash equivalents	$59,498	$98,998
Restricted cash	15,418	25,831
Inventories	1,760	89
Other current assets	31,506	16,638
Total Short-Term Assets	108,182	141,556
Long-term
Restricted cash	158,334	146,552
Vessels and vessels under capital leases, net (1)	1,985,301	1,623,423
Intangible assets, net	14,122	16,032
Other long term assets	26,835	28,639
Total Assets	$2,292,774	$1,956,202

LIABILITIES AND EQUITY
Short-term
Short-term debt due to related parties	$—	$20,000
Current portion of long-term debt	115,308	124,221
Other current liabilities	128,392	123,802
Amounts due to related parties	14,044	9,851
Total Short-Term Liabilities	257,744	277,874
Long-term
Long-term debt	1,170,856	908,311
Long-term debt due to related parties	100,000	—
Obligations under capital leases	152,437	150,997
Other long-term liabilities	16,966	17,281
Total Liabilities	1,698,003	1,354,463

Equity
Total Partners' capital	532,660	536,207
Accumulated other comprehensive loss	(5,560)	(2,086)
Non-controlling interest	67,671	67,618

Total Liabilities and Equity	$2,292,774	$1,956,202

(1) The Partnership acquired the Golar Eskimo on January 20, 2015. The fair value of the assets and liabilities of Golar Eskimo is provisional and will be finalized in due course.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2015	2014	2015	2015	2014
	Apr-Jun	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

OPERATING ACTIVITIES
Net income	$43,602	$40,527	$33,737	$77,339	$75,711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,574	19,895	22,600	45,174	37,543
Deferred tax asset	1,212	—	1,278	2,490	—
Amortization of deferred charges	2,530	990	975	3,505	1,851
Drydocking expenditure	(10,546)	(1,231)	(2,563)	(13,109)	(1,479)
Trade accounts receivable	(7,964)	(21,991)	(8,338)	(16,302)	(22,377)
Inventories	(785)	332	(278)	(1,063)	669
Prepaid expenses, accrued income and other assets	(2,309)	2,531	2,227	(82)	9,415
Amount due to/ from related companies	132	3,408	2,969	3,101	2,633
Trade accounts payable	5,098	520	289	5,387	502
Accrued expenses	(515)	2,531	(748)	(1,263)	4,942
Unrealized foreign exchange losses/(gains)	516	234	(427)	89	99
Interest element included in obligations under capital leases	36	—	91	127	15
Other current liabilities	(8,025)	4,382	(3,006)	(11,031)	3,323
Net cash provided by operating activities	45,556	52,128	48,806	94,362	112,847

INVESTING ACTIVITIES
Additions to vessels and equipment	(837)	(527)	(1,310)	(2,147)	(719)
Acquisition of subsidiaries, net of cash acquired (1)	901	—	(6,872)	(5,971)	(148,048)
Restricted cash and short-term investments	12,510	(51)	(12,655)	(145)	147
Net cash provided by/(used in) investing activities	12,574	(578)	(20,837)	(8,263)	(148,620)

FINANCING ACTIVITIES
Proceeds from short-term debt due to related parties	—	—	—	—	20,000
Proceeds from long-term debt	220,000	5,000	50,000	270,000	75,000
Proceeds from HYB issuance	150,000	—	—	150,000	—
Repayments of obligations under capital leases	—	(41)	—	—	(41)
Repayments of short-term debt due to related parties	(20,000)	—	—	(20,000)	—
Repayments of long-term debt	(359,270)	(19,192)	(81,017)	(440,287)	(38,350)
Non-controlling interest dividend	(2,200)	(3,760)	(2,800)	(5,000)	(7,420)
Cash distributions paid	(38,533)	(34,014)	(37,300)	(75,833)	(68,005)
Financing costs paid	(4,041)	—	(438)	(4,479)	(33)
Net cash used in financing activities	(54,044)	(52,007)	(71,555)	(125,599)	(18,849)

Net increase/(decrease) in cash and cash equivalents	4,086	(457)	(43,586)	(39,500)	(54,622)
Cash and cash equivalents at beginning of period	55,412	48,935	98,998	98,998	103,100
Cash and cash equivalents at end of period	$59,498	$48,478	$55,412	$59,498	$48,478
(1)In addition to the cash consideration paid for the acquisition of the Golar Eskimo in January 2015, there was a non cash consideration in relation to the assumption of the bank debt of $162.8 million and recognition of the vendor loan of $220.0 million from Golar.. The vendor loan was partly paid down by $120 million in June 2015 using part of the proceeds received from the high yield bond issuance in May 2015.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended June 30, 2015	Three months ended March 31, 2015
Net income	$43,602	$33,737
Add:
Depreciation and amortization	22,574	22,600
Unrealized (gain)/loss from interest rate derivatives	(5,976)	5,905
Unrealized net loss/(gain) from foreign exchange retranslation	516	(427)
Deferred costs amortization	2,530	975
NR Satu deferred tax	1,212	1,278

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(19,798)	(19,424)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(3,255)	(3,914)

Distributable cash flow	$41,405	$40,730

Distributions declared:
Limited partners	$35,581	$35,581
General partner	2,951	2,951

Coverage ratio	1.07	1.06

Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended June 30,
(in thousands)	2015	2014
Net income	$43,602	$40,527

Depreciation and amortization	22,574	19,895
Net financial expenses	15,252	19,009
Tax	3,417	2,588

Adjusted EBITDA	$84,845	$82,019
Annualized adjusted EBITDA	$339,380	$328,076

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•
statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Eskimo, which we acquired from Golar in January 2015;

•	our estimates of annual contracted revenues that may be generated by the acquisition of the Golar Eskimo;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

actors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: August 26, 2015	By:	/s/ Graham Robjohns
Graham Robjohns Principal Executive Officer